Exhibit 99.1

FOR IMMEDIATE RELEASE

Chiquita Board Continues its Track Record of Value Destruction

Chiquita Board Misleads Shareholders About Both the Cutrale-Safra Definitive Offer and the Fyffes Transaction

Chiquita Shareholders Urged to Vote AGAINST the Inferior Fyffes Transaction at Special Meeting on October 24

New York, NY (October 17, 2014)— Cutrale-Safra today stated that the Chiquita Board of Directors is significantly deceiving and misleading Chiquita shareholders about both the Cutrale-Safra definitive offer and the Fyffes transaction. The Chiquita Board’s decision to reject the superior Cutrale-Safra $14 per share all cash offer continues the Board’s track record of value destruction for Chiquita shareholders. Further, Chiquita’s gross exaggeration of the value of the Fyffes transaction runs counter to the lower value that the investment marketplace has placed on that transaction.

Chiquita’s statement regarding the Cutrale-Safra definitive offer blatantly misleads Chiquita shareholders and the market. Among other misrepresentations, and despite the Chiquita Board’s assertions to the contrary:

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Cutrale-Safra never told the Chiquita Board that its definitive offer would not remain open if the Fyffes transaction was rejected by shareholders. To provide greater certainty to Chiquita shareholders, Cutrale-Safra is submitting a letter to the Chiquita Board confirming its definitive offer will be binding through October 26, two days after the Chiquita Special Meeting of Shareholders. Chiquita shareholders have every assurance the Cutrale-Safra $14 per share cash offer is available to them should they vote against the Fyffes transaction. The Cutrale-Safra offer is therefore more certain than the Fyffes transaction, which will still require approval by Fyffes shareholders on October 28, two days after the expiration of the Cutrale-Safra offer.

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Cutrale-Safra did agree to discuss with Chiquita its definitive offer further, and remains open to having such discussions.  Following submission of its definitive offer, Cutrale-Safra’s representatives had discussions with Chiquita’s legal counsel and financial advisor making it unequivocally clear that Cutrale-Safra remained prepared, as it had been previously, to work through issues raised by the Chiquita Board.

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The implied present value of future share price range for ChiquitaFyffes is $9.00 to $12.00, rather than the Chiquita misrepresentation of $15.46 to $20.01, which is based on highly misleading and fundamentally flawed assumptions. As an example, in an egregious act of entrenchment, and at a time where multiples in the market have contracted significantly, the Chiquita Board has applied an unexplained and indefensible multiple expansion, inflating the value of the Fyffes transaction by almost 20%. The attached Cutrale-Safra analysis highlights these flawed assumptions and is supported by Chiquita’s stock price since the announcement of the revised ChiquitaFyffes proposal, which has reflected the investment marketplace’s clear discounting of Chiquita’s projections.

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Chiquita’s projected sales and earnings for its fourth quarter are highly questionable. Both its sales and earnings projections deviate sharply from Chiquita’s historical results. Having missed Wall Street estimates by an average of 37% over the past 3 years, Chiquita now has little to no credibility in this regard.

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The Fyffes transaction exposes Chiquita shareholders to multiple substantial risks including the challenging process of merger integration that could result in impairments to ChiquitaFyffes’ quoted synergy figures and higher than expected costs, and the impact to ChiquitaFyffes’ business resulting from the concessions related to shipping exclusivity agreed to with the European Union competition regulators in order to secure EU Commission approval.

“The facts are straightforward: The Cutrale-Safra definitive offer provides Chiquita shareholders with a superior, all-cash premium and record high multiple for comparable transactions—representing an approximately 40% premium to Chiquita’s unaffected closing price of $10.06 on August 8 and a 19% premium to the $11.80 per share implied value of the revised Fyffes transaction. At 12.4x, the proposal offers a record high multiple of the last twelve months Chiquita EBIDTA as of June 30, 2014, the last period for which Chiquita provided a balance sheet,” commented Cutrale-Safra.

“The actions by the Chiquita Board amount to turning a blind eye to the best interests of Chiquita shareholders and the clear statement from the investment marketplace about the lower value of the Fyffes transaction. The Chiquita Board, through its actions, has demonstrated that its true objective is not serving the best interest of Chiquita shareholders, but rather entrenching itself through the Fyffes transaction,” Cutrale-Safra concluded.
LONG-TERM VALUE DESTRUCTION FOR CHIQUITA SHAREHOLDERS ILLUSTRATIVE REALISTIC PRESENT VALUE OF THE FYFFES MERGER ($millions) EXPECTED CASE MOST GENEROUS CASE 2014E EBITDA Chiquita1 $117 $125 Fyffes2 60 60 EBITDA Growth Rates3 Chiquita 0.3% 5.0% Fyffes 10.0% 10.0% 2016E EBITDA Chiquita $118 $138 Fyffes 73 73 Run-rate Synergies4 40 60 Euro Exchange Rate Decline Impact ( ? ) ( ? ) EU Concessions Impact ( ? ) ( ? ) Combined EBITDA $ < 231 $ < 270 EV/EBITDA5 Multiple 6.7x 6.7x Implied 2016E Future Share Price6 $11.65 $15.36 Illustrative Present Value of Future Share Price $9.07 $11.96 (1) Expected Case: Average Q4 EBITDA last 4 years added to YTD; Most Generous Case: Best Q4 EBITDA of last 4 years added to YTD, (2) Fyffes forecast at USD/EUR exchange rate of 1.2807 as of 10/16/2014, (3) Expected Case: 5 year median growth yoy; Most Generous Case: 5% yoy for CQB, (4) Expected Case excludes newly "found" synergies, (5) As per original GS fairness opinion in Proxy filings as of 08/06/2014, (6) Assumes 86mm combined company fully diluted shares outstanding growing at 1.1% per year, (7) Discounted to today at 12% discount rate. Source: Chiquita Filings, Cutrale-Safra estimates.

UNEXPLAINED MULTIPLE INCREASE BY 12% OVERSTATES VALUE BY ~20% IN THE ANALYSIS OF FUTURE STOCK PRICES THE COMPANY’S MULTIPLE INCREASED FROM 6.7X TO 7.5X (MIDPOINT) OVER THE MARCH GS FAIRNESS OPINION EV / LTM EBITDA Multiple change: 3/7/14 – 10/10/14 Fresh Del Monte (5%) S&P US Mid-Cap Food, Beverage and Tobacco Composite (29%) Mid-Cap European Food and Beverage Composite (36%) Global Mid-Cap Food and Beverage Composite (38%) Combined Company Multiple Midpoint1 12% WITH DIRECT PEER MULTIPLE AND INDUSTRY MULTIPLES DOWN, CHIQUITA HAS ELECTED TO GIVE ITSELF THE BENEFIT OF MATERIAL MULTIPLE EXPANSION (1) PV of future share price analysis multiple of Goldman Sachs Fairness Opinion as of 03/10/2014 per Proxy as of 08/06/2014 compared to midpoint of valuation range in Chiquita presentation as of 10/14/2014. Source: FactSet and Wall Street research, Chiquita filings.

Cavendish Global Limited and Cavendish Acquisition Corporation, which are jointly owned by an affiliate of the Cutrale Group, Burlingtown UK LTD ("Burlingtown"), and an affiliate of the Safra Group, Erichton Investments Ltd. ("Erichton" and, together with Burlingtown and Cavendish, "Cutrale-Safra"), their respective directors, executive officers and certain employees, and Burlingtown and Erichton, may be deemed, under rules of the Securities and Exchange Commission ("SEC"), to be participants in the solicitation of proxies from Chiquita shareholders in connection with Chiquita’s Special Meeting of Shareholders. Information about the interests in Chiquita of Cutrale-Safra and their respective directors, executive officers and employees are set forth in a definitive proxy statement that was filed with the SEC on August 28, 2014, as it may be amended from time to time (the "Cutrale-Safra Proxy").

Investors are urged to read the Cutrale-Safra Proxy which is available now, and any other relevant documents filed with the SEC when they become available, because they contain (or will contain) important information. The Cutrale-Safra Proxy, and any other documents filed by Cutrale-Safra with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. The Cutrale-Safra Proxy and such other documents may also be obtained free of charge by contacting Innisfree at: (212) 750-5833 or 501 Madison Avenue, 20th Floor, New York, New York 10022.

About Cutrale Group

The Cutrale Group refers to the global agribusiness operations owned by the Cutrale family.  Entities within the Cutrale Group collectively make up one of the world’s most highly regarded agribusiness and juice companies in the world and one of the world’s leading orange juice processors for frozen concentrated orange juice and not-from-concentrate fresh juices.  The entities within the Cutrale Group together account for over one-third of the $5 billion orange juice market. The global business operations of the entities within the Cutrale Group include oranges, apples, peaches, lemons and soybeans. The operations of the Cutrale Group entities have a vast network and knowhow of farms, processing, technology, sourcing, distribution, logistics, and marketing of juices and fruits.

About Safra Group

The Safra Group refers to an international network of companies, businesses and operations controlled by Joseph Safra. The entities comprising the Safra Group conglomerate collectively have assets under management of over $200 billion and aggregate stockholder equity of approximately $15.3 billion, operate banks and invest in other businesses across North and South America, Europe, the Middle East and Asia. Throughout these markets, entities within the Safra Group have deep, long-term relationships with major market participants, enabling the Safra Group to greatly enhance the value of the competitive position of the businesses in which any of the entities within the Safra Group invests.

Media Contact:

Jeremy Fielding / Madisen Obiedo
Kekst and Company
(212) 521-4858/4866
jeremy-fielding@kekst.com/madisen-obiedo@kekst.com

Investor Contact:
Scott Winter / Arthur Crozier
Innisfree M&A Incorporated
(212) 750-5833

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